NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

02042553

FILE No.
82-4749

SEC MAIL PROCESSING
RECEIVED
JUL 08 2002
WASH. D.C. 155 SECTION

June 26, 2002

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated June 26, 2002

Please find enclosed 3 copies of the news release listed above.

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Yours very truly,

NORTHERN ABITIBI MINING CORP.

B. O'Neill

Barb O'Neill

dlw 7/15

FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE JUNE 26, 2002

News Release: **02-07**

Trading Symbol: TSX-NAI
12g3-2(b) File No. 82-4749

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
James Devonshire at 1.403.233.2636

MOBILIZATION UNDERWAY – DRILLING TO BEGIN SOON

Northern Abitibi Mining Corp. is pleased to provide the following update from Mr. Harvey Keats, President of Donner Minerals Ltd. The South Voisey Bay Project camp in now open and operational. Mobilization of line cutters, geophysics crews and drillers is currently ongoing.

Drilling on the South Voisey Bay Project is expected to begin in approximately ten days. Line cutting is underway and surface UTEM will begin shortly.

The 2002 program will include approximately 3,500 metres of diamond drilling in 12-20 shallow drill holes targeting untested high quality conductors, located throughout the South Voisey Bay Project area. Initial drilling will focus on high conductance EM anomalies outlined by the 2001 UTEM survey, followed by drilling of high conductance targets interpreted from the reprocessed 1997/1998 DEEPEM data and detailed by the 2002 UTEM surveys.

Falconbridge Limited can earn a 50% interest in the entire South Voisey Bay Project by spending $23,000,000 on exploration over a five-year period.

There are four ownership blocks in the South Voisey Bay Project: the wholly owned SVBN property; the Donner/Northern Abitibi joint venture property owned 48% by Northern Abitibi; the Donner/Commander joint venture property; and the SVBN/Pallaum Minerals joint venture property.

Donner, Falconbridge, the joint venture partners and the shareholders of SVBN continue to believe in the excellent potential of the South Voisey Bay Project to host mineral deposits similar to Voisey's Bay.

"James Devonshire"

James Devonshire
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Northern Abitibi Mining Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE

JUNE 26, 2002

News Release: **02-07**

Trading Symbol: TSX-NAI
12g3-2(b) File No. 82-4749

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
James Devonshire at 1.403.233.2636

MOBILIZATION UNDERWAY – DRILLING TO BEGIN SOON

Northern Abitibi Mining Corp. is pleased to provide the following update from Mr. Harvey Keats, President of Donner Minerals Ltd. The South Voisey Bay Project camp in now open and operational. Mobilization of line cutters, geophysics crews and drillers is currently ongoing.

Drilling on the South Voisey Bay Project is expected to begin in approximately ten days. Line cutting is underway and surface UTEM will begin shortly.

The 2002 program will include approximately 3,500 metres of diamond drilling in 12-20 shallow drill holes targeting untested high quality conductors, located throughout the South Voisey Bay Project area. Initial drilling will focus on high conductance EM anomalies outlined by the 2001 UTEM survey, followed by drilling of high conductance targets interpreted from the reprocessed 1997/1998 DEEPEM data and detailed by the 2002 UTEM surveys.

Falconbridge Limited can earn a 50% interest in the entire South Voisey Bay Project by spending $23,000,000 on exploration over a five-year period.

There are four ownership blocks in the South Voisey Bay Project: the wholly owned SVBN property; the Donner/Northern Abitibi joint venture property owned 48% by Northern Abitibi; the Donner/Commander joint venture property; and the SVBN/Pallaum Minerals joint venture property.

Donner, Falconbridge, the joint venture partners and the shareholders of SVBN continue to believe in the excellent potential of the South Voisey Bay Project to host mineral deposits similar to Voisey's Bay.

"James Devonshire"

James Devonshire
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Northern Abitibi Mining Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.